EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Reports Fourth Quarter Earnings
Oak Brook, Illinois, February 28, 2017 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the fourth quarter and year ended December 31, 2016.

•	GAAP EPS of $0.20 per share for the quarter and $0.64 for the year

•	Adjusted EPS of $0.16 per share for the quarter and $0.69 for the year

•	Cash returns to shareholders totaled $54.7 million for the year, up from $26.2 million last year

•	2017 EPS outlook of $0.70 to $0.78 per share, supported by recent uptick in U.S. industrial orders
Consolidated net sales for the fourth quarter were $176.1 million, down 6% versus the same quarter a year ago. Fourth quarter income from continuing operations was $12.1 million, equal to $0.20 per diluted share, compared to $17.4 million, or $0.27 per share, in the prior-year quarter. The Company also reported adjusted net income from continuing operations for the fourth quarter of $9.7 million, equal to $0.16 per diluted share, compared to $16.0 million, or $0.25 per share, in the same quarter a year ago.
Consolidated net sales for the year ended December 31, 2016 were $707.9 million, down 8% compared to the prior year. Income from continuing operations for the year was $39.4 million, equal to $0.64 per diluted share, compared to $65.8 million, or $1.04 per share, in the prior year. Adjusted net income from continuing operations for the year was $42.0 million, equal to $0.69 per diluted share, compared to $64.7 million, or $1.02 per diluted share, in the prior year.
The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release. All results discussed herein are for continuing operations, and previously reported results have been recast to reflect the Fire Rescue Group as a discontinued operation following the sale of the Bronto Skylift business in January 2016. The results of Joe Johnson Equipment (“JJE”) are also included from the time of its acquisition in June 2016.
Fourth Quarter and Full-Year Results
“Our fourth quarter results helped us deliver solid full-year earnings towards the higher end of our recent expectations,” said Jennifer L. Sherman, President and Chief Executive Officer. “Although 2016 was a challenging year for many industrial companies, with persistent market headwinds, we responded well and maintained our focus on positioning the Company for long-term growth. We started the year by selling Bronto and securing additional financial capacity with the execution of a new credit facility. We also completed the acquisition and integration of JJE, which is ahead of our expectations and is executing on solid growth prospects.”
Consolidated fourth quarter operating income was $13.8 million, down from $24.3 million in the fourth quarter of 2015. Operating income in the current-year quarter includes $0.9 million of expense associated with purchase accounting effects resulting from the JJE acquisition, $0.2 million of acquisition-related expenses and $0.1 million of restructuring charges. Consolidated operating margin, including the aforementioned items, was 7.8%, compared to 13.0% last year. Excluding these items, consolidated operating margin for the quarter was 8.5%, compared to 13.0% last year. The margin decrease was primarily due to negative operating leverage and changes in mix, with fewer sales into industrial markets and a higher percentage of sales of products manufactured by other companies, which tend to earn a lower margin. Corporate expenses for the quarter of $5.4 million were down $1.7 million from the prior-year quarter.
Consolidated full-year operating income was $57.7 million, down from $103.2 million in the prior year. Consolidated full-year operating margin, excluding purchase accounting effects, acquisition-related expenses and restructuring charges of $3.9 million, $1.4 million and $1.7 million, respectively, was 9.1%, compared to 13.5% in 2015. The fourth quarter and full-year effective tax rate benefited from a $2.2 million net release of income tax valuation allowance. Excluding special tax items, the effective income tax rate for the year was approximately 34%.

Orders were $165.3 million for the quarter, down 8% compared to last year. For the full-year, orders of $674.4 million were down 2% compared to the prior year. Consolidated backlog was $137 million, down from $149 million at the end of the third quarter.
Healthy Financial Position Supports Growth Initiatives and Strong Cash Returns to Shareholders
The Company funded dividends of $4.1 million and share repurchases of $4.0 million during the fourth quarter, bringing the totals for the year to $16.9 million and $37.8 million, respectively. At December 31, 2016, there was approximately $31 million remaining under our share repurchase authorization. The Board of Directors also recently declared a $0.07 per share dividend that will be payable in the first quarter of 2017.
“Our balance sheet and liquidity remain extremely strong,” said Sherman. “They support our investment priorities, which include sales efforts and new products to drive organic growth, strategic acquisitions and cash returns to shareholders. In that regard, we doubled our cash returns to our shareholders during 2016, funding over $54 million of dividends and share repurchases.”
Net cash of $9.6 million was provided by continuing operating activities in the fourth quarter of 2016, compared to $30.7 million in the prior-year quarter. The decrease was a result of lower operating income and deliberate investments in working capital during the latest quarter. At December 31, 2016, total debt exceeded total cash and cash equivalents by $13 million and we had $244 million of availability for borrowings. Consolidated debt at December 31, 2016 was $64 million, compared to $44 million a year ago, while our cash and cash equivalents at December 31, 2016 totaled $51 million, compared to $76 million a year ago.
Outlook
“We are excited about our strategic initiatives, which position us well to benefit as our markets strengthen, and we are cautiously optimistic about the near-term economic outlook,” Sherman continued. “For the full-year 2017, we expect solid top-line growth and year-over-year earnings improvement. The first quarter is likely to be soft as a result of a less favorable backlog and stronger seasonal effects than a year ago. However, our municipal markets, which represent about 60% of our revenues, remain stable overall. In addition, since early December, we have seen a strong increase in U.S. industrial orders and sales opportunities which should benefit us beginning in the second quarter. With that, we expect adjusted earnings per share for the year to be between $0.70 and $0.78.”
CONFERENCE CALL
Federal Signal will host its fourth quarter conference call on Tuesday, February 28, 2017 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-230-5944 and entering the pin number 2296045. An archived replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper, Chief Financial Officer, +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions, except per share data)	2016	2015	2016	2015
Net sales	$176.1	$186.4	$707.9	$768.0
Cost of sales	130.7	131.1	524.8	542.4
Gross profit	45.4	55.3	183.1	225.6
Selling, engineering, general and administrative expenses	31.3	31.0	122.3	122.0
Acquisition and integration-related expenses	0.2	—	1.4	—
Restructuring	0.1	—	1.7	0.4
Operating income	13.8	24.3	57.7	103.2
Interest expense	0.5	0.6	1.9	2.3
Debt settlement charges	—	—	0.3	—
Other (income) expense, net	—	(0.6)	(1.3)	1.0
Income before income taxes	13.3	24.3	56.8	99.9
Income tax expense	1.2	6.9	17.4	34.1
Income from continuing operations	12.1	17.4	39.4	65.8
Gain (loss) from discontinued operations and disposal, net of income tax expense of $0.3, $6.6, $3.4 and $8.3, respectively	0.5	(5.9)	4.4	(2.3)
Net income	$12.6	$11.5	$43.8	$63.5
Basic earnings per share:
Earnings from continuing operations	$0.20	$0.28	$0.65	$1.06
Earnings (loss) from discontinued operations and disposal, net of tax	$0.01	(0.09)	0.07	(0.04)
Net earnings per share	$0.21	$0.19	$0.72	$1.02
Diluted earnings per share:
Earnings from continuing operations	$0.20	$0.27	$0.64	$1.04
Earnings (loss) from discontinued operations and disposal, net of tax	0.01	(0.09)	0.07	(0.04)
Net earnings per share	$0.21	$0.18	$0.71	$1.00
Weighted average shares outstanding:
Basic	59.5	62.0	60.4	62.2
Diluted	60.4	63.3	61.2	63.4
Cash dividends declared per common share	$0.07	$0.07	$0.28	$0.25

Operating data:
Operating margin	7.8%	13.0%	8.2%	13.4%
Total orders	$165.3	$179.3	$674.4	$686.1
Backlog	137.0	171.3	137.0	171.3
Depreciation and amortization	6.1	3.2	19.1	12.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in millions, except per share data)	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$50.7	$76.0
Accounts receivable, net of allowances for doubtful accounts of $0.8 and $0.8, respectively	81.3	73.0
Inventories	120.1	87.2
Prepaid expenses and other current assets	7.5	15.1
Current assets of discontinued operations	—	63.8
Total current assets	259.6	315.1
Properties and equipment, net of accumulated depreciation of $101.3 and $100.2, respectively	42.9	45.0
Rental equipment, net of accumulated depreciation of $9.7 and $2.6, respectively	80.8	7.9
Goodwill	236.5	231.6
Intangible assets, net of accumulated amortization of $0.5 and $0.4, respectively	10.2	0.2
Deferred tax assets	8.2	20.1
Deferred charges and other long-term assets	3.9	3.3
Long-term assets of discontinued operations	1.1	43.3
Total assets	$643.2	$666.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	0.5	0.4
Accounts payable	35.3	38.0
Customer deposits	4.5	3.7
Accrued liabilities:
Compensation and withholding taxes	13.8	18.6
Other current liabilities	28.7	27.9
Current liabilities of discontinued operations	2.1	28.6
Total current liabilities	84.9	117.2
Long-term borrowings and capital lease obligations	63.5	43.7
Long-term pension and other post-retirement benefit liabilities	61.1	55.2
Deferred gain	10.7	12.6
Other long-term liabilities	26.9	16.9
Long-term liabilities of discontinued operations	2.0	15.3
Total liabilities	249.1	260.9
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 65.4 and 64.8 shares issued, respectively	65.4	64.8
Capital in excess of par value	200.3	195.6
Retained earnings	301.8	274.9
Treasury stock, at cost, 5.8 million and 2.6 million shares, respectively	(81.4)	(40.9)
Accumulated other comprehensive loss	(92.0)	(88.8)
Total stockholders’ equity	394.1	405.6
Total liabilities and stockholders’ equity	$643.2	$666.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
(in millions)	2016	2015
Operating activities:
Net income	$43.8	$63.5
Adjustments to reconcile net income to net cash provided by operating activities:
Net (gain) loss on discontinued operations and disposal	(4.4)	2.3
Depreciation and amortization	19.1	12.3
Deferred financing costs	0.6	0.4
Deferred gain	(1.9)	(1.9)
Stock-based compensation expense	4.8	6.8
Excess tax benefit from stock-based compensation	—	(1.6)
Pension expense, net of funding	(3.7)	(3.8)
Deferred income taxes, including change in valuation allowance	7.9	25.9
Changes in operating assets and liabilities, net of effects of discontinued operations:
Accounts receivable	(8.0)	(0.3)
Inventories	(2.3)	(3.3)
Rental equipment	(6.9)	—
Prepaid expenses and other current assets	1.6	1.0
Accounts payable	(13.9)	(3.1)
Accrued liabilities	(7.4)	(7.2)
Income taxes	(4.4)	(1.5)
Other	1.8	1.6
Net cash provided by continuing operating activities	26.7	91.1
Net cash (used for) provided by discontinued operating activities	(2.0)	6.1
Net cash provided by operating activities	24.7	97.2
Investing activities:
Purchases of properties and equipment	(6.1)	(9.6)
Payments for acquisitions, net of cash acquired	(102.6)	—
Proceeds from sale of properties and equipment	0.3	0.1
Proceeds from escrow receivable	—	4.0
Cash collected from (provided to) customer	6.0	(6.0)
Other, net	(0.6)	—
Net cash used for continuing investing activities	(103.0)	(11.5)
Net cash provided by (used for) discontinued investing activities	86.2	(1.3)
Net cash used for investing activities	(16.8)	(12.8)
Financing activities:
Increase in revolving lines of credit, net	64.8	—
Payments on long-term borrowings	(43.4)	(5.8)
Payments of debt financing fees	(1.1)	—
Purchases of treasury stock	(37.8)	(10.6)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(2.7)	(3.2)
Cash dividends paid to stockholders	(16.9)	(15.6)
Proceeds from stock compensation activity	0.5	1.0
Excess tax benefit from stock-based compensation	—	1.6
Other, net	(0.5)	(0.4)
Net cash used for continuing financing activities	(37.1)	(33.0)
Net cash provided by discontinued financing activities	0.7	—
Net cash used for financing activities	(36.4)	(33.0)
Effects of foreign exchange rate changes on cash and cash equivalents	(1.8)	(0.8)
(Decrease) increase in cash and cash equivalents	(30.3)	50.6
Cash and cash equivalents at beginning of year	81.0	30.4
Cash and cash equivalents at end of year	50.7	81.0
Less: Cash and cash equivalents of discontinued operations at end of year	—	(5.0)
Cash and cash equivalents of continuing operations at end of year	$50.7	$76.0

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS
The following tables summarize group operating results as of and for the three and twelve months ended December 31, 2016 and 2015:
Environmental Solutions Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2016	2015	Change	2016	2015	Change
Net sales	$121.6	$124.3	$(2.7)	$490.7	$534.1	$(43.4)
Operating income	10.2	22.3	(12.1)	54.1	96.9	(42.8)
Operating data:
Operating margin	8.4%	17.9%	(9.5)%	11.0%	18.1%	(7.1)%
Total orders	$120.3	$120.2	$0.1	$474.8	$449.2	$25.6
Backlog	116.6	133.4	(16.8)	116.6	133.4	(16.8)
Depreciation and amortization	4.9	1.8	3.1	14.5	7.3	7.2
Safety and Security Systems Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2016	2015	Change	2016	2015	Change
Net sales	$54.5	$62.1	$(7.6)	$217.2	$233.9	$(16.7)
Operating income	9.0	9.1	(0.1)	27.0	32.3	(5.3)
Operating data:
Operating margin	16.5%	14.7%	1.8%	12.4%	13.8%	(1.4)%
Total orders	$45.0	$59.1	$(14.1)	$199.6	$236.9	$(37.3)
Backlog	20.4	37.9	(17.5)	20.4	37.9	(17.5)
Depreciation and amortization	1.1	1.3	(0.2)	4.4	4.8	(0.4)
Corporate Expenses
Corporate operating expenses were $5.4 million and $7.1 million for the three months ended December 31, 2016 and 2015, respectively.
Corporate operating expenses were $23.4 million and $26.0 million for the years ended December 31, 2016 and 2015, respectively. The year-over-year decrease of $2.6 million was primarily due to lower employee incentive and stock compensation costs, partially offset by a $0.9 million increase in professional service and legal fees incurred in connection with acquisition and integration-related activity.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2016 and 2015 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improve the comparability of results between reporting periods. During the three and twelve months ended December 31, 2016 and 2015, adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of restructuring activity, acquisition and integration-related expenses, purchase accounting effects and debt settlement charges, where applicable. In addition, during the three and twelve months ended December 31, 2016 and 2015, adjustments were made to reported GAAP income tax expense to exclude certain special tax items.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions)	2016	2015	2016	2015
Income from continuing operations	$12.1	$17.4	$39.4	$65.8
Add:
Income tax expense	1.2	6.9	17.4	34.1
Income before income taxes	13.3	24.3	56.8	99.9
Add:
Restructuring	0.1	—	1.7	0.4
Acquisition and integration-related expenses	0.2	—	1.4	—
Purchase accounting effects (a)	0.9	—	3.9	—
Debt settlement charges	—	—	0.3	—
Adjusted income before income taxes	$14.5	$24.3	$64.1	$100.3
Adjusted income tax expense (b) (c)	(4.8)	(8.3)	(22.1)	(35.6)
Adjusted net income from continuing operations	$9.7	$16.0	$42.0	$64.7

	Three Months Ended December 31,		Twelve Months Ended December 31,
(dollars per diluted share)	2016	2015	2016	2015
EPS, as reported	$0.20	$0.27	$0.64	$1.04
Add:
Income tax expense	0.02	0.11	0.29	0.54
Income before income taxes	0.22	0.38	0.93	1.58
Add:
Restructuring	0.00	—	0.03	0.00
Acquisition and integration-related expenses	0.00	—	0.02	—
Purchase accounting effects (a)	0.02	—	0.06	—
Debt settlement charges	—	—	0.01	—
Adjusted income before income taxes	$0.24	$0.38	$1.05	$1.58
Adjusted income tax expense (b) (c)	(0.08)	(0.13)	(0.36)	(0.56)
Adjusted EPS	$0.16	$0.25	$0.69	$1.02

(a)
Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three and twelve months ended December 31, 2016, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.

(b)
Adjusted income tax expense for the three and twelve months ended December 31, 2016 excludes a $2.2 million net benefit resulting from changes in deferred tax valuation allowances in Canada and the U.K. Adjusted income tax expense for the three and twelve months ended December 31, 2016 also excludes the tax effects of restructuring activity, acquisition and integration-related expenses, purchase accounting effects and debt settlement charges, where applicable.

(c)
Adjusted income tax expense for the three and twelve months ended December 31, 2015 excludes a $1.4 million net benefit from special tax items, comprising of a $4.2 million net tax benefit associated with tax planning strategies, offset by a $2.4 million adjustment of deferred tax assets and $0.4 million of expense associated with a change in the enacted tax rate in the U.K. Adjusted income tax expense for the twelve months ended December 31, 2015 also excludes the tax effects of restructuring activity.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The ratio of debt to adjusted EBITDA is a non-GAAP measure that represents total debt divided by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, acquisition and integration-related expenses, restructuring charges, purchase accounting effects, other (income) expense, income tax expense, and depreciation and amortization expense. In calculating the ratio, the Company believes that adjusted EBITDA is representative of the Company’s underlying performance and further improves the comparability of results between reporting periods. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long-term financial performance and stability. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA and reconciles income from continuing operations to adjusted EBITDA as of and for the trailing 12-month periods ended December 31, 2016 and 2015:

	Trailing Twelve Months Ending December 31,
($ in millions)	2016	2015
Total debt	$64.0	$44.1

Income from continuing operations	$39.4	$65.8
Add:
Interest expense	1.9	2.3
Debt settlement charges	0.3	—
Acquisition and integration-related expenses	1.4	—
Restructuring	1.7	0.4
Purchase accounting effects	3.9	—
Other (income) expense, net	(1.3)	1.0
Income tax expense	17.4	34.1
Depreciation and amortization	19.1	12.3
Adjusted EBITDA	$83.8	$115.9

Total debt to adjusted EBITDA ratio	0.8	0.4